As filed with the U.S. Securities and Exchange Commission on October 17, 2017

Registration No. 333-220873

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM F-6/A

PRE-EFFECTIVE AMENDMENT NO. 1 TO

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

For Depositary Shares Evidenced by American Depositary Receipts

RISE Education Cayman Ltd

(Exact name of issuer of deposited securities as specified in its charter)

N/A

(Translation of issuer’s name into English)

The Cayman Islands

(Jurisdiction of incorporation or organization of issuer)

JPMORGAN CHASE BANK, N.A.

(Exact name of depositary as specified in its charter)

4 New York Plaza, Floor 12, New York, NY, 10004

Telephone (800) 990-1135

(Address, including zip code, and telephone number, including area code, of depositary’s principal executive offices)

Cogency Global Inc.

10 East 40th Street, 10th Floor

New York, NY 10016

Telephone: (800) 221-0102

(Address, including zip code, and telephone number, including area code, of agent for service)

Copy to:

JPMorgan Chase Bank, N.A.

4 New York Plaza, Floor 12

New York, NY, 10004

Tel. No.: (800) 990-1135

It is proposed that this filing become effective under Rule 466

☐ immediately upon filing

☐ on (Date) at (Time)

If a separate registration statement has been filed to register the deposited shares, check the following box.   ☒

CALCULATION OF REGISTRATION FEE

Title of each class of Securities to be registered	Amount to be registered	Proposed maximum aggregate price per unit (1)	Proposed maximum aggregate offering price (2)	Amount of registration fee (3)
American Depositary Shares evidenced by American Depositary Receipts, each American Depositary Share representing two Ordinary Shares, par value US$0.01 per share, of RISE Education Cayman Ltd	20,000,000	$0.05	$1,000,000	$124.50

(1)	Each unit represents one American Depositary Share.
(2)	Estimated solely for the purpose of calculating the registration fee. Pursuant to Rule 457(k), such estimate is computed on the basis of the maximum aggregate fees or charges to be imposed in connection with the issuance of American Depositary Receipts evidencing American Depositary Shares.
(3)	Previously paid.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

PART I

INFORMATION REQUIRED IN PROSPECTUS

The Prospectus consists of the proposed form of American Depositary Receipt (“ADR” or “American Depositary Receipt”) included as Exhibit A to the Deposit Agreement filed as Exhibit (a) to this Pre-Effective Amendment No. 1 to Registration Statement on Form F-6/A, which is incorporated herein by reference.

CROSS REFERENCE SHEET

Item 1.	DESCRIPTION OF SECURITIES TO BE REGISTERED

Item Number and Caption	Location in Form of American Depositary Receipt Filed Herewith as Prospectus
(1) Name and address of Depositary	Introductory paragraph and bottom of face of American Depositary Receipt

(2) Title of American Depositary Receipts and identity of deposited securities	Face of American Depositary Receipt, top center

Terms of Deposit:

(i) Amount of deposited securities represented by one unit of American Depositary Shares	Face of American Depositary Receipt, upper right corner

(ii) Procedure for voting, if any, the deposited securities	Paragraph (12)

(iii) Collection and distribution of dividends	Paragraphs (4), (5), (7) and (10)

(iv) Transmission of notices, reports and proxy soliciting material	Paragraphs (3), (8) and (12)

(v) Sale or exercise of rights	Paragraphs (4), (5) and (10)

(vi) Deposit or sale of securities resulting from dividends, splits or plans of reorganization	Paragraphs (4), (5), (10) and (13)

(vii) Amendment, extension or termination of the Deposit Agreement	Paragraphs (16) and (17)

(viii) Rights of holders of ADRs to inspect the transfer books of the Depositary and the list of Holders of ADRs	Paragraph (3)

(ix) Restrictions upon the right to deposit or withdraw the underlying securities	Paragraphs (1), (2), (4), and (5)

(x) Limitation upon the liability of the Depositary	Paragraph (14)

(3) Fees and Charges	Paragraph (7)

Item 2.	AVAILABLE INFORMATION

Item Number and Caption	Location in Form of American Depositary Receipt Filed Herewith as Prospectus
Statement that RISE Education Cayman Ltd is subject to the periodic reporting requirements of the Securities Exchange Act of 1934, as amended, and, accordingly files certain reports with the Securities and Exchange Commission, and that such reports can be inspected by holders of American Depositary Receipts and copied at public reference facilities maintained by the Securities and Exchange Commission in Washington, D.C.	Paragraph (8)

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 3.	EXHIBITS

(a)	Form of Deposit Agreement. Form of Deposit Agreement among RISE Education Cayman Ltd, JPMorgan Chase Bank, N.A., as depositary (the “Depositary”), and all holders from time to time of ADRs issued thereunder (the “Deposit Agreement”), including the form of American Depositary Receipt attached as Exhibit A thereto. Filed herewith as Exhibit (a).

(b)	Any other agreement to which the Depositary is a party relating to the issuance of the American Depositary Shares registered hereunder or the custody of the deposited securities represented thereby. Not Applicable.

(c)	Every material contract relating to the deposited securities between the Depositary and the issuer of the deposited securities in effect at any time within the last three years. Not Applicable.

(d)	Opinion of Paul Hastings LLP, counsel to the Depositary, as to the legality of the securities being registered. Filed herewith as Exhibit (d).

(e)	Certification under Rule 466. Not applicable.

(f)	Power of Attorney for certain officers and directors of the Registrant. Previously filed as part of the signature pages.

Item 4.	UNDERTAKINGS

(a)	The Depositary hereby undertakes to make available at the principal office of the Depositary in the United States, for inspection by holders of the American Depositary Receipts, any reports and communications received from the issuer of the deposited securities which are both (1) received by the Depositary as the holder of the deposited securities, and (2) made generally available to the holders of the underlying securities by the issuer.

(b)	If the amounts of fees charged are not disclosed in the prospectus, the Depositary undertakes to prepare a separate document stating the amount of any fee charged and describing the service for which it is charged and to deliver promptly a copy of such fee schedule without charge to anyone upon request. The Depositary undertakes to notify each registered holder of an American Depositary Receipt thirty days before any change in the fee schedule.

SIGNATURE

Pursuant to the requirements of the Securities Act of 1933, as amended, JPMorgan Chase Bank, N.A. on behalf of the legal entity created by the Deposit Agreement, certifies that it has reasonable grounds to believe that all the requirements for filing on Form F-6 are met and has duly caused this Pre-Effective Amendment No. 1 to Registration Statement on Form F-6/A to be signed on its behalf by the undersigned, thereunto duly authorized, in The City of New York, State of New York, on October 17, 2017.

Legal entity created by the form of Deposit
Agreement for the issuance of ADRs evidencing American Depositary Shares

By:	JPMORGAN CHASE BANK, N.A., as
Depositary

By:	/s/ Gregory A. Levendis
Name: Gregory A. Levendis
Title: Executive Director

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, RISE Education Cayman Ltd certifies that it has reasonable grounds to believe that all the requirements for filing on Form F-6 are met and has duly caused this Registration Statement on Form F-6 to be signed on its behalf by the undersigned, thereunto duly authorized, in Beijing, China, on October 17, 2017.

RISE EDUCATION CAYMAN LTD

By:	/s/ Yiding Sun
Name:	Yiding Sun
Title:	Director and Chief Executive Officer

Under the requirements of the Securities Act, this Registration Statement has been signed by the following persons in the capacities indicated below, on October 17, 2017.

SIGNATURES

Signature	Title

* Zhongjue Chen	Director

* David Benjamin Gross-Loh	Director

/s/ Yiding Sun Yiding Sun	Director and Chief Executive Officer (Principal Executive Officer)

* Lihong Wang	Director

/s/ Chelsea Qingyan Wang Chelsea Qingyan Wang	Chief Financial Officer (Principal Financial and Accounting Officer)

*By:	/s/ Yiding Sun Yiding Sun Attorney-in-Fact

SIGNATURE OF AUTHORIZED U.S. REPRESENTATIVE OF THE REGISTRANT

Pursuant to the requirements of the United States Securities Act of 1933, as amended, the undersigned, the registrant’s duly authorized representative in the United States, has signed this Registration Statement in the City of New York, State of New York, on the 17th day of October, 2017.

AUTHORIZED U.S. REPRESENTATIVE

By:	/s/ Colleen A. De Vries
Name: Colleen A. De Vries
Title: Senior Vice President

INDEX TO EXHIBITS

Exhibit Number

(a)	Form of Deposit Agreement among RISE Education Cayman Ltd, JPMorgan Chase Bank, N.A., as depositary, and all holders from time to time of ADRs issued thereunder, including the form of American Depositary Receipt attached as Exhibit A thereto.

(d)	Opinion of Paul Hastings LLP, counsel to the Depositary, as to the legality of the securities to be registered.